Filed pursuant to Rule 424(b)(2)
                                                     Registration No. 333-104133



PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 10, 2003)


ESTEE
LAUDER
COMPANIES                         $200,000,000


                         THE ESTEE LAUDER COMPANIES INC.

                           5.75% SENIOR NOTES DUE 2033

                                   ----------


     The senior notes will bear interest at the rate of 5.75% per year. Interest on the senior notes is payable on April 15 and October 15 of each year, beginning on April 15, 2004. The senior notes will mature on October 15, 2033. We may redeem some or all of the senior notes at any time at a price based on a formula set forth in this prospectus supplement. The redemption prices are discussed under the caption "Description of the Senior Notes -- Optional Redemption."

     The senior notes will be senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness.

                                   ----------

 INVESTING IN THE SENIOR NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
                     PAGE 5 OF THE ACCOMPANYING PROSPECTUS.



     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                                                PER SENIOR NOTE         TOTAL
                                                ---------------     ------------
Public Offering Price                                98.645%        $197,290,000
Underwriting Discount                                 0.875%        $  1,750,000
Proceeds to The Estee Lauder
  Companies Inc. (before expenses)                   97.770%        $195,540,000


     Interest on the senior notes will accrue from September 29, 2003.

                                   ----------

     The senior notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about September 29, 2003.

                                   ----------

CITIGROUP
            JPMORGAN
                       GOLDMAN, SACHS & CO.
                                             BNP PARIBAS
                                                          FLEET SECURITIES, INC.

September 24, 2003

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained or incorporated by reference in this prospectus supplement are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The most significant of such risks, uncertainties and other factors are discussed in our annual and periodic reports all of which are incorporated by reference herein. See "Incorporation of Certain Documents by Reference." We do not undertake any obligation to update or revise publicly any forward-looking statements.

                                   ----------

                                TABLE OF CONTENTS

                                                                            PAGE
                              PROSPECTUS SUPPLEMENT

About this Prospectus Supplement ..........................................  S-2
Special Note Regarding Forward-Looking Statements .........................  S-2
The Estee Lauder Companies Inc. ...........................................  S-3
Ratio of Earnings to Fixed Charges ........................................  S-3
Use of Proceeds ...........................................................  S-3
Where You Can Find More Information .......................................  S-3
Incorporation of Certain Documents by Reference ...........................  S-3
Description of the Senior Notes ...........................................  S-5
Underwriting ..............................................................  S-8
Legal Matters .............................................................  S-9
Experts ...................................................................  S-9

                                   PROSPECTUS
About this Prospectus .....................................................    3
Where You Can Find More Information .......................................    3
Incorporation of Certain Documents by Reference ...........................    3
Forward-Looking Information ...............................................    4
Risk Factors ..............................................................    5
The Company ...............................................................    5
Ratio of Earnings to Fixed Charges ........................................    8
Use of Proceeds ...........................................................    8
Selected Consolidated Financial Information ...............................    9
Description of the Debt Securities ........................................   11
Description of Capital Stock ..............................................   16
Plan of Distribution ......................................................   20
Legal Matters .............................................................   20
Experts ...................................................................   21

                         THE ESTEE LAUDER COMPANIES INC.

     The Estee Lauder Companies Inc., founded in 1946 by Estee and Joseph Lauder, is one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. Our products are sold in over 130 countries and territories under the following well-recognized brand names: Estee Lauder, Clinique, Aramis, Prescriptives, Origins, MoAoC, Bobbi Brown, La Mer, JANE, Aveda, Stila, Jo Malone, Bumble and bumble, Darphin and Rodan & Fields. We are also the global licensee for fragrances and cosmetics sold under the Tommy Hilfiger, Donna Karan, KATE SPADE and Michael Kors brands. Each brand is distinctly positioned within the market for beauty products.


                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of our earnings to fixed charges was 5.80:1, 4.22:1, 5.75:1, 5.77:1 and 5.49:1 for the fiscal years ended June 30, 2003, 2002, 2001, 2000 and
1999, respectively. The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges before preferred stock dividends (increased to reflect the pre-tax earnings requirement related thereto) by the fixed charges. This ratio includes the earnings and fixed charges of The Estee Lauder Companies Inc. and its consolidated subsidiaries; fixed charges consist of interest and related charges on debt, preferred stock dividends and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

     Effective at the beginning of fiscal 2002, pursuant to our adoption of SFAS No. 142, we ceased amortization of goodwill. The effect of goodwill amortization on the ratio of earnings to fixed charges in fiscal 2001, 2000 and 1999 was not material.


                                 USE OF PROCEEDS

     We intend to use the net proceeds of approximately $195.2 million from the sale of the senior notes for general corporate purposes, including but not limited to the eventual redemption of our outstanding redeemable preferred stock.


                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, we file reports and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy the reports and other information we file with the Commission at the Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330. Copies of these materials can be obtained at prescribed rates. Our filings with the Commission are also available on the Commission's home page on the Internet at HTTP://WWW.SEC.GOV., as well as on our home page on the Internet at HTTP://WWW.ELCOMPANIES.COM. Except for our filings with the Commission that are incorporated by reference into this prospectus supplement, the information on our Internet web site is not a part of this prospectus supplement.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with the Commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus supplement the following documents which have been filed with the
Commission:

     (i) our Annual Report on Form 10-K for the fiscal year ended June 30, 2003; and

     (ii) our Current Reports on Form 8-K dated July 17, 2003 and September 24, 2003.

     We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering.

     We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to Investor Relations Department, The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153, telephone number (212) 572-4184.

     You should consider any statement contained in a document incorporated by reference into this prospectus supplement to be modified or superceded to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that is also incorporated by reference into this prospectus supplement, modifies or conflicts with the earlier statement. You should not consider any statement modified or superceded, except as modified or superceded, to constitute a part of this prospectus supplement.

                         DESCRIPTION OF THE SENIOR NOTES

     We will issue the senior notes under the Indenture, dated as of November 5, 1999 (the "Indenture"), between us and U.S. Bank Trust National Association, as successor in interest to State Street Bank and Trust Company, N.A., as Trustee. The Indenture is more fully described under the caption "Description of the Debt Securities" in the accompanying prospectus. The following description of the particular terms of the senior notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of our debt securities included in the accompanying prospectus under the caption "Description of the Debt Securities." The senior notes are part of the $500,000,000 aggregate principal amount of debt securities we registered under the Securities Act of 1933 on April 10, 2003. The senior notes initially will be limited to an aggregate principal amount of $200,000,000. However, the Indenture does not limit the amount of additional debt that we may incur. We may also "reopen" any series of debt securities and issue additional securities of that series, provided that debt securities of the same series must all have the same terms, including interest rate, maturity and covenants.

GENERAL

     The senior notes will bear interest at the annual rate stated on the cover page of this prospectus supplement. Interest will be payable on April 15 and October 15, beginning on April 15, 2004. Interest on the senior notes will accrue from September 29, 2003. Interest will be paid to the person in whose name a senior note is registered at the close of business on the preceding April 1 and October 1, respectively, subject to certain exceptions. The senior notes will mature on October 15, 2033.

DEFEASANCE

     The defeasance provisions described under "Description of the Debt Securities-Defeasance" in the accompanying prospectus will apply to the senior notes.

DENOMINATIONS

     The senior notes will be issued in book-entry form and will be represented by global certificates in denominations of $1,000 and integral multiples of $1,000, deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company.

RANKING OF SENIOR NOTES

     The senior notes will be our senior unsecured obligations and will rank equally in right of payment with each other and our other unsecured and unsubordinated obligations, including $250,000,000 aggregate principal amount of our 6% senior notes due 2012. The senior notes will rank equally with all of our future unsecured indebtedness, except that the senior notes will be senior in right of payment to any subordinated indebtedness which states in its terms that it is subordinate to our senior debt securities.

OPTIONAL REDEMPTION

     The senior notes are redeemable, in whole or in part, at our option at any time at a redemption price equal to the Make-Whole Price. The "Make-Whole Price" means an amount equal to the greater of (1) 100% of the principal amount of the senior notes being redeemed, or (2) an amount equal to, as determined by an Independent Investment Banker, the sum of the present value of the remaining scheduled payments of principal and interest on the senior notes being redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest thereon to the date of redemption. Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each registered holder of the senior notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the senior notes or portion thereof called for redemption. The senior notes are not entitled to any sinking fund.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) that is the same as the Comparable Treasury Price for such redemption date, plus 0.15%.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that (1) has the maturity comparable to the remaining term of the senior notes to be redeemed and (2) would be used, at the time of selection and in accordance with customary financial practice, to price new issues of corporate debt securities with a maturity comparable to the remaining term of the senior notes to be redeemed.

     "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Reference Treasury Dealer Quotation.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

     "Reference Treasury Dealer" means (A) Citigroup Global Markets Inc. (or its affiliates which are Primary Treasury Dealers) and their respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer selected by us.

     "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

BOOK-ENTRY SYSTEM FOR SENIOR NOTES; THE DEPOSITORY TRUST COMPANY

     All senior notes will be book-entry notes. This means that the actual purchasers of the senior notes will not be entitled to have the senior notes registered in their names and will not be entitled to receive physical delivery of the senior notes in definitive (paper) form. Instead, upon issuance, all the senior notes will be represented by one or more fully registered global notes.

     Each global note will be deposited with The Depository Trust Company, a securities depositary, and will be registered in the name of DTC's nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC will be the only registered holder of the senior notes and will be considered the sole representative of the beneficial owners of the senior notes for purposes of the Indenture. The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held in the United States, is used because it eliminates the need for physical movement of securities certificates. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their senior notes in definitive form. These laws may impair the ability of holders to transfer book-entry notes.

     Purchasers of senior notes may hold interests in the global notes only through DTC, if they are participants in such system. Purchasers may also hold interests indirectly through securities intermediaries -- such as banks, brokerage houses and other institutions that maintain securities accounts for customers -- that have accounts with DTC or its nominee.

     Neither we or the trustee, nor any of our or its agents, will be liable for the accuracy of, or responsible for maintaining, supervising or reviewing, DTC's records or any participant's records relating to book-entry notes. In addition, neither we or the trustee, nor any of our or its agents, will be responsible or liable for payments made on account of the book-entry notes.

     In this prospectus supplement, unless and until definitive (paper) notes are issued to the beneficial owners as described below, all references to "holders" of senior notes shall mean DTC. We, the trustee and any paying agent, transfer agent or registrar may treat DTC as the absolute owner of the senior notes for all purposes.

     We will make all distributions of principal and interest on their senior notes to DTC. We will send all required reports and notices solely to DTC as long as DTC is the registered holder of the senior notes. DTC and its participants are generally required by law to receive and transmit all distributions, notices and directions from us and the trustee to the beneficial owners through a chain of intermediaries. Purchasers of the senior notes will not receive written confirmation from DTC of their purchases. However, beneficial owners of book-entry notes are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holders, from the participants or indirect participants through which they entered into the transaction.

     Similarly, we and the trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of senior notes under the Indenture, each person owning a beneficial interest in the senior notes must rely on the procedures of DTC. If the beneficial owner is not a participant in the applicable system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised us that it will take actions under the Indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions DTC takes at the direction of other participants and beneficial owners.

     Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

     Book-entry notes may be more difficult to pledge because of the lack of a physical note. Beneficial owners may experience delays in receiving distributions on their senior notes since distributions will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner's account.

                                  UNDERWRITING

     Citigroup Global Markets Inc. is acting as sole bookrunning manager of the offering, and is acting as representative of the underwriters named below.

     Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of senior notes set forth opposite the underwriter's name.

                                                                      PRINCIPAL
                                                                      AMOUNT OF
                           UNDERWRITER                              SENIOR NOTES
                           -----------                              ------------

Citigroup Global Markets Inc. ....................................  $127,000,000
J.P. Morgan Securities Inc. ......................................    22,000,000
Goldman, Sachs & Co. .............................................    17,000,000
BNP Paribas Securities Corp. .....................................    17,000,000
Fleet Securities, Inc. ...........................................    17,000,000
                                                                    ------------

Total ............................................................  $200,000,000
                                                                    ============


     The underwriting agreement provides that the obligations of the underwriters to purchase the senior notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the senior notes if they purchase any of the senior notes.

     The underwriters propose to offer some of the senior notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the senior notes to dealers at the public offering price less a concession not to exceed 0.50% of the principal amount of the senior notes. The underwriters may allow, and the dealers may reallow a concession not to exceed 0.25% of the principal amount of the senior notes on sales to other dealers. After the initial offering of the senior notes to the public, the representatives may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the senior notes).

                                                                  PAID BY ISSUER
                                                                  --------------
     Per note...................................................      0.875%

     The senior notes are new issues of securities, and there is currently no established trading market for the senior notes. In addition, we do not intend to apply for the senior notes to be listed on any securities exchange or to arrange for the senior notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the senior notes, but they are not obligated to do so. The underwriters may discontinue any market making in the senior notes at any time without notice. We can give you no assurance as to the liquidity of, or any trading market for, the senior notes.

     In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $328,000, a portion of which will be paid by the underwriters.

     Certain of the underwriters and their affiliates currently provide, and from time to time in the past have provided, investment banking, commercial banking, and advisory services to us for which they receive, or have received, customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their businesses.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.


                                  LEGAL MATTERS

     The validity of the senior notes being offered in this prospectus supplement will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Various legal matters relating to the offering will be passed on for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.


                                     EXPERTS

     The consolidated financial statements and schedule as of and for the years ended June 30, 2003 and 2002 that are contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the fiscal 2003 financial statements refers to a change in accounting for goodwill and other intangible assets, and the disclosures related thereto which were added to the notes to the financial statements for fiscal 2001.

     On April 17, 2002, we filed a current report on Form 8-K indicating that we had terminated Arthur Andersen LLP as our independent auditor and engaged KPMG LLP as our independent auditor. After reasonable efforts, we have been unable to obtain Arthur Andersen's consent to the incorporation by reference of their audit report on the financial statements and schedule from our Annual Report on Form 10-K as of and for the year ended June 30, 2001. Accordingly, Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP incorporated by reference in this prospectus or any omissions to state a material fact required to be stated therein.

ESTEE
LAUDER
COMPANIES                         $500,000,000

                         THE ESTEE LAUDER COMPANIES INC.
                                 DEBT SECURITIES


     We intend to offer and sell from time to time, in one or more series, debt securities in amounts, at prices and on terms to be determined by market conditions at the time of the offering. We will not use this prospectus to sell debt securities with an aggregate offering price of more than $500,000,000.

     We will provide specific terms for the securities we offer in supplements to this prospectus, including:

     o  designation;

     o  aggregate principal amount or aggregate initial offering price;

     o  maturity;

     o  rate and times of payment of interest, if any; and

     o  other specific terms.

     YOU SHOULD READ THIS PROSPECTUS AND THE RELATED SUPPLEMENTS TO THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST IN THE SECURITIES. AN INVESTMENT IN THE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                   ----------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

     This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.



                    This prospectus is dated April 10, 2003.

                                TABLE OF CONTENTS
About This Prospectus .....................................................    3
Where You Can Find More Information .......................................    3
Incorporation of Certain Documents by Reference ...........................    3
Forward-Looking Information ...............................................    4
Risk Factors ..............................................................    5
The Company ...............................................................    5
Ratio of Earnings to Fixed Charges ........................................    8
Use of Proceeds ...........................................................    8
Selected Consolidated Financial Information ...............................    9
Description of the Debt Securities ........................................   11
Description of Capital Stock ..............................................   16
Plan of Distribution ......................................................   20
Legal Matters .............................................................   20
Experts ...................................................................   21

                              ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "Commission") utilizing a "shelf" registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings up to a total amount of $500,000,000. This prospectus provides you with a general description of the securities we intend to offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superceded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and the related prospectus supplements together with additional information described under the heading "Where You Can Find More Information" and the information we incorporate by reference in this prospectus described under the heading "Incorporation of Certain Documents by Reference."

                       WHERE YOU CAN FIND MORE INFORMATION

       We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, we file reports and other information with the Commission. You may read and copy the reports and other information we file with the Commission at the Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330. Copies of these materials can be obtained at prescribed rates. Our filings with the Commission are also available on the Commission's home page on the Internet at http://www.sec.gov., as well as on our home page on the Internet at http://www.elcompanies.com. Except for our filings with the Commission that are incorporated by reference into this prospectus, the information on our Internet web site is not a part of this prospectus.

       We have filed with the Commission a registration statement on Form S-3. This prospectus, which is a part of the registration statement, omits certain information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by that reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The Commission allows us to "incorporate by reference" the information we file with the Commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the Commission:

       (i) our Annual Report on Form 10-K for the fiscal year ended June 30, 2002;

       (ii) our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2002 and December 31, 2002; and

       (iii) our Current Reports on Form 8-K dated July 2, 2002, August 15, 2002, October 1, 2002, October 29, 2002, October 30, 2002 and January 30, 2003.

       We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

       We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to Investor Relations Department, The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153, telephone number (212) 572-4184.

       You should consider any statement contained in a document incorporated by reference into this prospectus to be modified or superceded to the extent that a statement contained in this prospectus or in any prospectus supplement or in any subsequently filed document that is also incorporated by reference into this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superceded, except as modified or superceded, to constitute a part of this prospectus.

                           FORWARD-LOOKING INFORMATION

       We and our representatives from time to time make written or oral forward looking statements, including statements contained in this and other filings with the Commission, in our press releases and in our reports to stockholders. The words and phrases "will likely result", "expect", "believe", "planned", "will", "will continue", "is anticipated", "estimates", "projects" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, information systems initiatives, new methods of sale and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

       (i) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

       (ii) our ability to develop, produce and market new products on which future operating results may depend;

       (iii) consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors and ownership of competitors by our customers that are retailers;

       (iv) shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

       (v) social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

       (vi) changes in the laws, regulations and policies, including changes in accounting standards, tax laws and regulations, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, that affect, or will affect, our business;

       (vii) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

       (viii) changes in global or local economic conditions that could affect consumer purchasing, the financial strength of our customers, the cost and availability of capital, which we may need for new equipment, facilities or acquisitions, and the assumptions underlying our critical accounting policies and estimates;

       (ix) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities which, due to consolidations in our manufacturing operations, now manufacture nearly all of our supply of a particular type of product (I.E., focus factories);

       (x) real estate rates and availability, which may affect our ability to increase the number of retail locations at which we sell our products and the costs associated with our executive offices;

       (xi)   changes in product mix to products which are less profitable;

       (xii) our ability to acquire or develop e-commerce capabilities, and other new information and distribution technologies, on a timely basis and within our cost estimates;

       (xiii) our ability to capitalize on opportunities for improved efficiency, such as globalization, and to integrate acquired businesses and realize value therefrom; and

       (xiv) consequences attributable to the events that are currently taking place in Iraq and that took place in New York City and Washington, D.C. on September 11, 2001, including further attacks, retaliation and the threat of further attacks or retaliation.

       We assume no responsibility to update forward-looking statements made herein or otherwise, except as required by federal securities laws.

                                  RISK FACTORS

       In deciding whether to invest in the debt securities covered by this prospectus, you should consider carefully the information contained under the caption "Forward-Looking Information," which describes what we believe are the principal risks we face relating to our business in general and the industry in which we operate. We periodically review and update this information in our filings with the Commission. Our business may also be adversely affected by risks and uncertainties not presently known to us or that we currently believe to be immaterial.

       In addition, we believe that an investment in the securities will be subject to the following risks:

HOLDERS MAY NOT BE ABLE TO SELL THE DEBT SECURITIES

       We cannot predict whether an active trading market for the debt securities will develop or be sustained. If any active market for the debt securities fails to develop or be sustained, the trading price of the debt securities could be adversely affected. In that case, holders may have difficulty reselling the debt securities or may be unable to sell them at all. If an active trading market were to develop, the debt securities' future trading price will depend on many factors, including:

       (i)    prevailing interest rates;

       (ii)   the market for similar securities;

       (iii)  the credit ratings on our debt securities;

       (iv)   general economic conditions; and

       (v) our financial condition, historical financial performance and future prospects.

              IF THE DEBT SECURITIES ARE REDEEMABLE AT OUR OPTION,
                          WE MAY CHOOSE TO REDEEM THEM

       If stated in the applicable prospectus supplement relating to the issuance of a series of debt securities, we may redeem such debt securities at any time, or at a specific point in time, in accordance with that prospectus supplement. If we choose to redeem your debt securities, you will have to consider what you are going to do with the proceeds. If interest rates at the time of redemption are lower, you may not be able to reinvest in a comparable security at an effective interest rate as high as the interest rate on the debt securities being redeemed. Before purchasing redeemable notes from us, you should consult with a competent professional on the consequences of purchasing redeemable notes.

       You also should consider carefully any risk factors we may include, if appropriate, in the applicable prospectus supplement.

                                   THE COMPANY

       The Estee Lauder Companies Inc., founded in 1946 by Estee and Joseph Lauder, is one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. Our products are sold in over 130 countries and territories under the following well-recognized brand names: Estee Lauder, Clinique, Aramis, Prescriptives, Origins, MoAoC, Bobbi Brown, La Mer, JANE, Aveda, Stila, Jo Malone, and Bumble and bumble. We are also the global licensee for fragrances and cosmetics sold under the Tommy Hilfiger, Donna Karan, and Kate Spade brands. Each brand is distinctly positioned within the market for beauty products.

       We are a pioneer in the cosmetics industry and believe we are a leader in the industry due to the global recognition of our brand names, our leadership in product innovation, our strong market position in key geographic markets and the consistently high quality of our products. We sell our prestige products principally through limited distribution channels to complement the images associated with our brands. These channels, encompassing over 13,500 points of sale, consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and, to a lesser extent, freestanding company-owned stores and spas, our own authorized retailer web sites, stores on cruise ships, and in-flight and duty-free shops. We believe that our strategy of pursuing limited distribution strengthens our relationships with retailers, enables our brands to be among the best selling product lines at the stores and heightens the aspirational quality of our brands. We also sell products at self-select outlets (JANE) and prestige salons (Aveda and Bumble and bumble).

PRODUCTS

       SKIN CARE--Our broad range of skin care products addresses various skin care needs for women and men. These products include moisturizers, creams, lotions, cleansers, sun screens and self-tanning products, a number of which are developed for use on particular areas of the body, such as the face or the hands or around the eyes. Skin care products accounted for approximately 36% of our net sales in fiscal 2002.

       MAKEUP--We manufacture, market and sell a full array of makeup products, including lipsticks, mascaras, foundations, eyeshadows, nail polishes and powders. Many of the products are offered in an extensive array of shades and colors. We also sell related items such as compacts, brushes and other makeup tools. Makeup products accounted for approximately 38% of our net sales in fiscal 2002.

       FRAGRANCE--We offer a variety of fragrance products for women and men. The fragrances are sold in various forms, including eau de parfum sprays and colognes, as well as lotions, powders, creams and soaps that are based on a particular fragrance. Fragrance products accounted for approximately 21% of our net sales in fiscal 2002.

       HAIR CARE--Hair care products are offered mainly in salons and in freestanding retail stores and include styling products, shampoos, conditioners, and finishing sprays. In fiscal 2002, hair care products accounted for approximately 5% of our net sales.

       Given the personal nature of our products and the wide array of consumer preferences and tastes, as well as competition for the attention of consumers, our strategy has been to market and promote our products through distinctive brands seeking to address broad preferences and tastes. Each brand has a single global image that is promoted with consistent logos, packaging and advertising designed to enhance its image and differentiate it from other brands.

       ESTEE LAUDER--Estee Lauder brand products, which have been sold since 1946, are positioned as luxurious, classic and aspirational. We believe that Estee Lauder brand products are technologically advanced and innovative and have a worldwide reputation for excellence. The broad product line principally consists of skin care, makeup and fragrance products that are presented in high quality packaging.

       CLINIQUE--First introduced in 1968, Clinique skin care and makeup products are all allergy tested and 100% fragrance free and have been designed to address individual skin types and needs. The products are based on the research and related expertise of leading dermatologists. Clinique skin care products are generally marketed as part of the 3-Step System: Cleanse, Exfoliate, Moisturize. Clinique also offers fragrances for men and women and a line of hair care products.

       ARAMIS--We pioneered the marketing of prestige men's grooming and skin care products and fragrances with the introduction of Aramis products in 1964. Aramis continues to offer one of the broadest lines of prestige men's products and has extended the line to include fragrances for women.

       PRESCRIPTIVES--We developed and introduced Prescriptives in 1979. Prescriptives is positioned as a color authority with an advanced collection of highly individualized products primarily addressing the makeup and skin care needs of contemporary women with active lifestyles. The products are characterized by simple concepts, minimalist design and an innovative image and, through a system of color application and extensive range of makeup shades, accommodate a diverse group of consumers.

       ORIGINS--Origins, our most recent internally-developed brand, was introduced in 1990. It is positioned as a plant-based cosmetics line of skin care, makeup and aromatherapy products that combine time-tested botanical ingredients with modern science to promote total well-being. Origins sells its products at our freestanding Origins stores and through stores-within-stores (which are designed to replicate the Origins store environment within a department store), at traditional retail counters, in perfumeries and directly to consumers over the Internet.

       TOMMY HILFIGER--We have an exclusive global license arrangement to develop and market a line of men's and women's fragrances and cosmetics under the Tommy Hilfiger brand. We launched the line in 1995 with a men's fragrance, TOMMY. Today, we manufacture and sell a variety of fragrances and ancillary products for men and women.

       MoAoC--MoAoC products comprise a broad line of color-oriented, professional cosmetics and professional makeup tools targeting makeup artists and fashion-conscious consumers. The products are sold through a limited number of department and specialty stores, at freestanding MoAoC stores and directly to consumers over the Internet. We acquired Make-Up Art Cosmetics Limited, the manufacturer of MoAoC products, in three stages: in December 1994, March 1997 and February 1998.

       BOBBI BROWN--In October 1995, we acquired the Bobbi Brown line of color cosmetics, professional makeup brushes and skin care products. Bobbi Brown products are manufactured to our specifications, primarily by third parties, and sold through a limited number of department and specialty stores and directly to consumers over the Internet.

       LA MER--La Mer products primarily consist of moisturizing creams, lotions, cleansers, toners and other skin care products. The line, which is available in very limited distribution in the United States and certain other countries, is an extension of the initial Creme de la Mer product that we acquired in 1995.

       JANE--In October 1997, we acquired Sassaby, Inc., the owner of the JANE brand of color cosmetics targeted to young consumers. JANE products are currently distributed only in the United States in the self-select distribution channel.

       DONNA KARAN COSMETICS--In November 1997, we obtained the exclusive global license to develop, market, and distribute a line of fragrances and other cosmetics under the Donna Karan New York and DKNY trademarks, including certain products that were originally sold by The Donna Karan Company. We launched the first DKNY women's fragrance in fiscal 2000 and the first DKNY men's fragrance in fiscal 2001. Under this license, fragrances have been expanded to include extensive lines of companion bath and body products.

       AVEDA--We acquired the Aveda business in December 1997 and have since acquired selected Aveda distributors and retail stores. Aveda, a prestige hair care leader, is a manufacturer and marketer of plant-based hair care, skin care, makeup and fragrance products. We sell Aveda products to third-party distributors and prestige salons and spas, specialty retailers, and directly to consumers at our own freestanding Aveda Environmental Lifestyle Stores and Aveda Institutes.

       STILA--In August 1999, we acquired the business of Los-Angeles-based Stila Cosmetics, Inc. Stila is known for its stylish, wearable makeup products and eco-friendly packaging and has developed a following among young, fashion-forward consumers. Stila products are currently available at the brand's flagship store in Los Angeles, California, and also in limited distribution in the United States and certain other countries.

       JO MALONE--We acquired London-based Jo Malone Limited in October 1999. Jo Malone is known for its prestige skin care, fragrance and hair care products showcased at its flagship store in London. Products are also available through a company catalogue, at a very limited group of specialty stores in the United States and Canada and at a freestanding store in New York City.

       BUMBLE AND BUMBLE--In June 2000, we acquired a controlling majority equity interest in Bumble and Bumble Products, LLC, a marketer and distributor of quality hair care products, and Bumble and Bumble, LLC, the operator of a premier hair salon in New York City. Bumble and bumble styling and other hair care products are distributed to top-tier salons and select specialty stores. The founder and two of his partners own the remaining equity interests and have continued to manage the domestic operations.

       KATE SPADE BEAUTY--In November 1999, we obtained exclusive worldwide rights to the KATE SPADE trademark and related trademarks for the manufacture, marketing, distribution and sale of beauty products. During fiscal 2002, we launched the first products, a distinctive and personal signature fragrance and companion products.

       In addition to the foregoing brands, we manufacture and sell Kiton and Toni Gard products as a licensee.

       We have been controlled by the Lauder family since the founding of our company. Members of the Lauder family, some of whom are our directors, executive officers and/or employees, beneficially own, directly or indirectly, as of February 28, 2003, shares of Class A Common Stock and Class B Common Stock having approximately 91.2% of the outstanding voting power of our Common Stock.

       Our principal executive offices are located at 767 Fifth Avenue, New York, New York 10153. The telephone number at that location is (212) 572-4200.

                       RATIO OF EARNINGS TO FIXED CHARGES

       The ratio of our earnings to fixed charges was 6.41:1, 7.04:1, 4.22:1, 5.75:1, 5.77:1, 5.49:1, and 5.58:1 for the six months ended December 31, 2002 and 2001 and for the fiscal years ended June 30, 2002, 2001, 2000, 1999 and 1998, respectively. The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges before preferred stock dividends (increased to reflect the pre-tax earnings requirement related thereto) by the fixed charges. This ratio includes the earnings and fixed charges of The Estee Lauder Companies Inc. and its consolidated subsidiaries; fixed charges consist of interest and related charges on debt, preferred stock dividends and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

       Effective at the beginning of fiscal 2002, pursuant to our adoption of SFAS No. 142, we ceased amortization of goodwill. The effect of goodwill amortization on the ratio of earnings to fixed charges in fiscal 2001, 2000, 1999 and 1998 was not material.

                                 USE OF PROCEEDS

       Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus and the related prospectus supplements for our general corporate purposes, which may include repayment of indebtedness, acquisitions, working capital, capital expenditures, repurchases of our Class A Common Stock pursuant to our previously announced stock repurchase program and the redemption or repurchase of our $6.50 Cumulative Redeemable Preferred Stock. Pending any specific application, we may initially invest funds in short-term marketable securities.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

       The following income statement and balance sheet information has been derived from our consolidated financial statements as of and for the six-month periods ended December 31, 2002 and December 31, 2001 and as of and for each of the years in the five-year period ended June 30, 2002. You should read this information along with our consolidated financial statements and the related notes incorporated in this prospectus by reference. See "Incorporation of Certain Documents by Reference." The results of interim periods are not necessarily indicative of results that may be expected for the full year.

                                       SIX MONTHS ENDED
                                         DECEMBER 31,                                  YEAR ENDED JUNE 30,
                                     ---------------------     ------------------------------------------------------------------
                                       2002         2001          2002             2001            2000        1999        1998
                                     --------     --------     ---------        ---------        --------    --------    --------
                                          (UNAUDITED)                     (IN MILLIONS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF EARNINGS DATA:

Net Sales (a) ...................    $2,655.2     $2,493.0     $ 4,743.7        $ 4,667.7        $4,440.3    $4,040.3    $3,688.7
Gross profit (a) ................     1,926.7      1,804.4       3,470.3          3,441.3         3,202.3     2,877.5     2,609.6
Operating income ................       284.4        296.4         341.4            495.6           515.8       456.9       409.1
Interest expense, net ...........         5.1          5.7           9.8             12.3            17.1        16.7         6.3
Earnings before income taxes,
  minority interest and
  accounting change (b)(c) ......       279.3        290.7         331.6            483.3           498.7       440.2       402.8
Provision for income taxes ......        93.5        100.3         114.4            174.0           184.6       167.3       161.1
Minority interest, net of tax ...        (2.8)        (3.2)         (4.7)            (1.9)             --          --        (4.9)
Cumulative effect of a change
  in accounting principles ......          --        (20.6)        (20.6)            (2.2)             --          --          --
Net earnings (c) ................       183.0        166.6         191.9(d)         305.2(e)        314.1       272.9       236.8
Preferred stock dividends .......        11.7         11.7          23.4             23.4            23.4        23.4        23.4
Net earnings attributable to
  common stock (c) ..............       171.3        154.9         168.5(b)         281.8(c)        290.7       249.5       213.4
OTHER DATA:
Ratio of earnings to fixed
  charges (f) ...................      6.41:1       7.04:1        4.22:1           5.75:1          5.77:1      5.49:1      5.58:1
PER SHARE DATA:
Net earnings per common
  share (c)(g)(h):
  Basic .........................       $0.73        $0.65         $0.71(b)         $1.18(c)        $1.22       $1.05       $0.90
  Diluted .......................       $0.73        $0.64         $0.70(b)         $1.16(c)        $1.20       $1.03       $0.89
Weighted average common
  shares outstanding (g)(h):
  Basic .........................       234.2        238.5         238.2            238.4           237.7       237.0       236.8
  Diluted .......................       236.2        241.5         241.1            242.2           242.5       241.2       239.5
Cash dividends declared per
  common share (h): .............        $.20         $.10          $.20             $.20            $.20      $.1775        $.17

                                               AT                         AT JUNE 30,
                                            DECEMBER    --------------------------------------------------------
                                            31, 2002      2002        2001        2000        1999        1998
                                            --------    --------    --------    --------    --------    --------
                                           (UNAUDITED)                       (IN MILLIONS)
BALANCE SHEET DATA:
Working Capital ........................    $  891.1    $  968.0    $  882.2    $  716.7    $  708.0    $  617.2
Total assets ...........................     3,565.6     3,416.5     3,218.8     3,043.3     2,746.7     2,512.8
Total debt .............................       407.7       410.5       416.7       425.4       429.1       436.5
Redeemable preferred stock .............       360.0       360.0       360.0       360.0       360.0       360.0
Stockholders' equity ...................     1,432.7     1,461.9     1,352.1     1,160.3       924.5       696.4

----------
(a) Effective January 1, 2002, we adopted Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer". Upon adoption of this Issue, we reclassified revenues generated from our purchase with purchase activities as sales and the costs of our purchase with purchase and gift with purchase activities as cost of sales, which were previously reported net as operating expenses. Operating income has remained unchanged by this adoption. For purposes of comparability, these reclassifications have been reflected retroactively for all periods presented.

(b) Earnings before income taxes, minority interests and accounting change is a required element of the computation of the ratio of earnings to fixed charges.

(c) Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," financial results for periods subsequent to July 1, 2001 exclude goodwill amortization. Goodwill amortization included in fiscal 2001, 2000, 1999 and 1998 was $20.9 million ($13.4 million after tax) , $17.6 million ($11.1 million after tax) , $13.3 million ($8.2 million after tax) and $8.3 million ($5.0 million after tax) , respectively. Excluding the effect of goodwill amortization in these same periods, diluted earnings per share would have been higher by $.06, $.05, $.03 and $.02, respectively.

(d) Net earnings, net earnings attributable to common stock and net earnings per common share for the year ended June 30, 2002 included a restructuring charge of $76.9 million, after tax, or $.32 per common share, and a one-time charge of $20.6 million, or $.08 per common share, attributable to the cumulative effect of adopting SFAS No. 142, "Goodwill and Other Intangible Assets".

(e) Net earnings, net earnings attributable to common stock and net earnings per common share for the year ended June 30, 2001 included restructuring and other non-recurring charges of $40.3 million, after tax, or $.17 per common share, and a one-time charge of $2.2 million, after tax, or $.01 per common share, attributable to the cumulative effect of adopting SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

(f) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes, plus fixed charges before preferred stock dividends (increased to reflect the pre-tax earnings requirement related thereto) . Fixed charges consist of interest and related charges on debt, preferred stock dividends and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

(g) In December 1997, we adopted the provisions of SFAS No. 128, "Earnings Per Share," which requires the presentation of both Basic and Diluted earnings per common share. Consistent with the requirements of SFAS No. 128, net earnings per common share and weighted average common shares outstanding have been restated for purposes of comparability.

(h) We paid a two-for-one stock split in the form of a 100% stock dividend on all of our outstanding Common Stock on June 2, 1999. All share and per share data presented in this prospectus before such date have been restated to reflect the stock split.

                       DESCRIPTION OF THE DEBT SECURITIES

       We may offer the debt securities from time to time as senior debt or subordinated debt. The debt securities will be issued under the indenture dated as of November 5, 1999 between us and U.S. Bank Trust National Association, as successor in interest to State Street Bank and Trust Company, N.A., as trustee (the "Trustee"). The terms of the indenture are also governed by certain provisions of the Trust Indenture Act of 1939.

       The debt securities may be issued from time to time in one or more series. The particular terms of each series which is offered by a prospectus supplement will be described in the related prospectus supplement. In January 2002, we issued $250.0 million aggregate principal amount of our 6% Senior Notes due 2012 under the indenture.

       We have summarized the material terms of the indenture below. The indenture has been filed as an exhibit to the registration statement. See "Where You Can Find More Information." You should read the indenture for provisions that may be important to you. Whenever we refer in this prospectus or in the related prospectus supplement to particular sections or defined terms contained in the indenture, those sections or defined terms are incorporated by reference in this prospectus or the related prospectus supplement, as applicable.

GENERAL

       The indenture provides that debt securities in separate series may be issued by us from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. We will determine the terms and conditions of the debt securities, including the maturity, principal and interest, but those terms must be consistent with the indenture. The debt securities will be unsecured obligations of our company.

       A prospectus supplement will set forth the following terms of, and information relating to, the debt securities:

       (1)  the title of the debt securities;

       (2) whether the debt securities are senior debt securities or subordinated debt securities and, if subordinated debt securities, the subordination terms relating to those securities;

       (3) whether any of our subsidiaries will provide guarantees of the debt securities;

       (4) the aggregate principal amount of the debt securities (or principal amount at maturity);

       (5) the dates on which the principal amount of the debt securities will be payable;

       (6) the interest rate, if any, which the debt securities will bear and the interest payment dates for the debt securities (or the date on which the debt securities accrete interest);

       (7)  the places where payments on the debt securities will be payable;

       (8) any terms upon which the debt securities may be redeemed, in whole or in part, at our option;

       (9) any provisions that would obligate us to deposit money in an account for the benefit of the holders of the debt securities for payments of principal and interest on the debt securities or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

       (10) the portion of the principal amount, if less than all, of the debt securities which will be payable upon declaration of acceleration of the maturity of the debt securities;

       (11) whether the debt securities are defeasible;

       (12) any addition to or change in the events of default;

       (13) the date or dates on which the debt securities may be converted or exchanged at the option of the holder into other securities of our company;

       (14) any addition to or change in the covenants in the indenture applicable to any of the debt securities; and

       (15) any other material terms of the debt securities not inconsistent with the provisions of the indenture.

       If a series of debt securities is denominated in a currency or currency unit other than United States dollars, the prospectus supplement will specify the denomination in which the debt securities will be issued and the coin or currency in which the principal and any premium or interest on those debt securities will be payable. In addition, special United States federal income tax or other considerations applicable to any debt securities which are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

       The debt securities may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement.

FORM, EXCHANGE AND TRANSFER

       The debt securities of each series may be issued in fully registered or bearer form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples of $1,000.

       Subject to the terms of the indenture and the limitations applicable to global securities, debt securities may be presented for exchange or for registration of transfer, endorsed or with the form of transfer endorsed on the securities executed, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. No service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with that transfer or exchange. The security registrar or transfer agent will make the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. The security registrar and/or transfer agent initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents, rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts. We will always be required to maintain a transfer agent in each place of payment for the debt securities of each series.

       If we decide to partially redeem the debt securities of any series (or of any series and specified terms), we will not be required to issue, register the transfer of or exchange those debt securities being redeemed during a period beginning at the opening of business 15 days before the day of selection for redemption of debt securities of that series and ending at the close of business on the day we mail the notice of redemption with respect to those debt securities selected for redemption.

       We will describe any material United States federal income tax consequences specifically applicable to any debt securities and/or their plan of distribution in the prospectus supplement relating to those debt securities.

MERGER, CONSOLIDATION AND SALE OF ASSETS

       The indenture provides that we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to any Person (as defined in the indenture), unless:

       (1) the successor Person, if any, is a corporation, partnership, limited liability company, trust or other entity organized and validly existing under the laws of the United States and assumes our obligations on the debt securities and under the indenture;

       (2) immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

       (3) certain other conditions, including any additional conditions with respect to any particular debt securities specified in the applicable prospectus supplement, are met.

       These provisions apply only to a merger or consolidation in which we are not the surviving corporation and to sales, conveyances, leases and transfers by us as transferor or lessor.

       If we consolidate with or merge into any other Person or we sell, convey, transfer or lease our properties and assets substantially as an entirety to any Person in accordance with the preceding paragraph, the successor Person formed by the consolidation or merger or to which the sale, conveyance, transfer or lease is made will be substituted for us under the indenture with the same effect as if the successor Person had originally executed the indenture. In the event of any conveyance or transfer other than in the case of a lease, we will be discharged of all of our obligations and covenants under the indenture and the debt securities.

EVENTS OF DEFAULT

       Unless otherwise specified in the prospectus supplement, each of the following will constitute an event of default under the indenture with respect to debt securities of any series:

       (1) failure to pay any interest on any debt securities of that series when due for a continuous period of 60 days, whether or not, in the case of subordinated debt securities, the payment is prohibited by the subordination provisions of the indenture;

       (2) failure to pay principal of, or any premium on, any debt security of that series when due, whether or not, in the case of subordinated debt securities, the payment is prohibited by the subordination provisions of the indenture;

       (3) failure to perform any of our covenants, or a breach of any of our warranties, in the indenture, other than a covenant included in the indenture solely for the benefit of a series other than that series, for a continuous period of 90 days after written notice has been given by the Trustee, or the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in the indenture;

       (4) certain events of bankruptcy, insolvency or reorganization affecting us; and

       (5) any other event of default provided with respect to debt securities of that series.

       If an event of default described in clauses (1) through (3) or (5) with respect to the debt securities of any series at the time outstanding shall occur and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series by notice as provided in the indenture may declare the principal amount of the debt securities of that series to be due and payable immediately. If the debt security is an original issue discount debt security or the principal amount of the debt security is not then determinable, that portion of the principal amount of the debt security, or other amount instead of the principal amount, as may be specified in the terms of the debt security will become due and payable immediately.

       If an event of default described in clause (4) above with respect to the debt securities of any series at the time outstanding shall occur and be continuing, the principal amount of, and any interest accrued on, all the debt securities of that series, or, in the case of any original issue discount security or other debt security, the specified amount, will automatically, and without any action by the Trustee or any holder, become immediately due and payable.

       After any acceleration, but before a judgment or decree based on that acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul that acceleration if all events of default, other than the non-payment of accelerated principal or interest, or other specified amount, have been cured or waived as provided in the indenture.

       Subject to the sections of the indenture relating to the duties of the Trustee, if an event of default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless those holders shall have offered to the Trustee reasonable indemnity. Subject to the provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the debt securities of that series.

       No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy provided by the indenture, unless:

       (1) the holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of that series;

       (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and those holders have offered reasonable indemnity, to the Trustee to institute the proceeding as trustee; and

       (3) the Trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with that request, within 60 days after that notice, request and offer.

       These limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on a debt security on or after the applicable due date specified in the debt security.

       Within 90 days after any default with respect to debt securities of any series, the Trustee will transmit in the manner and to the extent provided in
Section 313(c) of the Trust Indenture Act, notice of those defaults known to the Trustee, unless a default shall have been cured or waived. In the case of a default in the payment of the principal of, or any premium on, or interest on any debt securities of that series, or in the payment of any installment into a separate account established for the payment of principal and interest on debt securities of any series with respect to debt securities of that series, the Trustee will be protected in withholding this notice if and so long as the Trustee in good faith determines that the withholding of the notice is in the interest of the holders of debt securities of the applicable series.

       We are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a brief certificate of our compliance with all of the conditions and covenants under the indenture.

MODIFICATION AND WAIVER

       The indenture provides that modifications and amendments may be made by us and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. We may not make any of the following modifications or amendments to the indenture without the consent of the holder of each outstanding debt security affected by the modification or amendment:

       (1) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

       (2) reduce the principal amount of, or any premium or interest on, any debt security;

       (3) reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity of that security;

       (4) change the place or currency of payment of principal of, or any premium or interest on, any debt security;

       (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

       (6) in the case of subordinated debt securities, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities;

       (7) except as provided in the indenture, release the subsidiary guarantee of a subsidiary guarantor;

       (8) reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture;

       (9) reduce the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

       (10) modify those provisions with respect to modification and waiver.

       The holders of a majority in principal amount of the outstanding debt securities of any series may waive our compliance with certain restrictive provisions of the indenture and may waive certain past defaults under the indenture. Those holders may not waive a default in the payment of principal, premium or interest on the debt securities and may not waive our compliance with certain covenants and provisions of the indenture without the consent of the holder of each outstanding debt security of any series affected.

LEGAL DEFEASANCE OR COVENANT DEFEASANCE

       The indenture provides that we may elect, at any time, to terminate all of our obligations under the debt securities of a particular series and the indenture, except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the debt securities of that series, to replace mutilated, destroyed, lost or stolen debt securities of that series and to maintain a registrar and paying agent in respect of the debt securities of that series. We refer to this as "legal defeasance." We may also elect, at any time, to terminate our obligations under certain material covenants with respect to a particular series of debt securities. We refer to this as "covenant defeasance."

       In order to exercise our defeasance options with respect to debt securities of any series, we must irrevocably deposit in trust for the benefit of the holders of those debt securities money or certain U.S. government obligations, or both, for the payment of principal of, premium, if any, and interest on those debt securities of that series to maturity or redemption. We must comply with certain other conditions, including delivery to the Trustee of an opinion of counsel to the effect that the holders of those debt securities will not recognize income, gain or loss for federal income tax purposes as a result of that defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred.

SATISFACTION AND DISCHARGE

       The indenture provides that we may request the Trustee to execute proper instruments acknowledging satisfaction and discharge of the indenture with respect to any series of debt securities when:

       (1)  either:

                     (A) all previously authenticated and delivered debt securities of the series to be discharged have been delivered to the Trustee for cancellation, other than the following debt securities:

                            (a) securities in bearer form surrendered for exchange for "registered securities" and maturing after the exchange, whose surrender is not required or has been waived, as provided in the indenture,

                            (b) debt securities which have been destroyed, lost or stolen and which have been replaced or paid, as provided in the indenture,

                            (c) coupons appertaining to debt securities called for redemption and maturing after the relevant redemption date, whose surrender has been waived, as provided in the indenture, and

                            (d) debt securities for whose payment money has been deposited in trust with the Trustee or any paying agent or segregated and held in trust by us but was returned to us prior to cancellation, as provided in the indenture;

                     or

                     (B)    all debt securities of the series to be discharged:

                            (a)    have become due and payable,

                            (b) will become due and payable at their stated maturity within one year, or

                            (c) if redeemable at our option, are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name, and at our expense, and we, in the case of (B)(a), (b) or (c) above, have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount, in the currency in which the debt securities of the series to be discharged are payable or in U.S. government obligations, sufficient to pay and discharge the entire indebtedness on any debt securities still outstanding, for principal, any premium, and interest to the date of the deposit, in the case of debt securities which have become due and payable, or to the stated maturity or redemption date; and

       (2) we have paid or caused to be paid all other sums payable by us under the indenture; and

       (3) we have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the indenture as to the series to be discharged have been satisfied.

GOVERNING LAW

       The indenture is, and the debt securities will be, governed by and construed in accordance with the laws of the State of New York. The indenture is subject to the provisions of the Trust Indenture Act that are required to be a part of the indenture and shall, to the extent applicable, be governed by those provisions.

                          DESCRIPTION OF CAPITAL STOCK

       Our authorized capital stock consists of 650,000,000 shares of Class A Common Stock, 240,000,000 shares of Class B Common Stock, and 23,600,000 shares of Preferred Stock, par value $.01 per share, including 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock. As of January 24, 2003, there were 123,854,305 shares of Class A Common Stock and 108,412,533 shares of Class B Common Stock outstanding. All of the shares of Class B Common Stock are beneficially owned by members of the Lauder family. Of the authorized shares of Preferred Stock, 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock are outstanding and, as of the date of this prospectus, are beneficially owned by members of the Lauder family. The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of our Restated Certificate of Incorporation previously filed with the Commission.

COMMON STOCK

       The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights, certain conversion rights and transfer restrictions in respect of the shares of the Class B Common Stock, as described below.

       VOTING RIGHTS. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of our stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of the Class A Common Stock and Class B Common Stock vote together on all matters submitted to a vote of the stockholders. With respect to certain corporate changes, such as liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of all or substantially all of our assets, holders of the Class A Common Stock and Class B Common Stock vote together as a single class and the approval of 75% of the outstanding voting power is required to authorize or approve such transactions.

       Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit the holders of Class B Common Stock to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires at such time as there are no shares of Class B Common Stock outstanding.

       DIVIDENDS. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by our Board of Directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

       If a dividend or distribution payable in shares of Class A Common Stock is made on the Class A Common Stock, we must also make a pro rata and simultaneous dividend or distribution on the Class B Common Stock payable in shares of Class B Common Stock. Conversely, if a dividend or distribution payable in shares of Class

B Common Stock is made on the Class B Common Stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A Common Stock payable in shares of Class A Common Stock.

       RESTRICTIONS ON TRANSFER. If a holder of Class B Common Stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Lauder Family Member (as defined below), such shares will be converted automatically into shares of Class A Common Stock. In the case of a pledge of shares of Class B Common Stock to a financial institution, such shares will not be deemed to be transferred unless and until a foreclosure occurs.

       As used in this prospectus, the term "Lauder Family Members" includes only the following persons: (i) Mrs. Estee Lauder and her estate, guardian, conservator or committee; (ii) each descendant of Mrs. Lauder (a "Lauder Descendant") and their respective estates, guardians, conservators or committees; (iii) each "Family Controlled Entity" (as defined below); and (iv) the trustees, in their respective capacities as such, of each "Family Controlled Trust" (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least 80% of its board of directors is composed of Mrs. Lauder and/or Lauder Descendants; (ii) any other corporation if at least 80% of the value of its outstanding equity is owned by Lauder Family Members;
(iii) any partnership if at least 80% of the value of its partnership interests is owned by Lauder Family Members; and (iv) any limited liability or similar company if at least 80% of the value of the company is owned by Lauder Family Members. The term "Family Controlled Trust" includes certain trusts existing on November 16, 1995 and trusts the primary beneficiaries of which are Mrs. Lauder, Lauder Descendants, spouses of Lauder Descendants and/or charitable organizations, provided that if the trust is a wholly charitable trust, at least 80% of the trustees of such trust consist of Mrs. Lauder and/or Lauder Descendants.

       CONVERSION. Class A Common Stock has no conversion rights. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. In the event of a transfer of shares of Class B Common Stock to any person other than a Lauder Family Member, each share of Class B Common Stock so transferred automatically will be converted into one share of Class A Common Stock. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

       LIQUIDATION. In the event of liquidation, after payment of our debts and other liabilities and after making provision for the holders of Preferred Stock, if any, our remaining assets will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class.

       MERGERS AND OTHER BUSINESS COMBINATIONS. Upon a merger or consolidation, holders of each class of Common Stock are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A Common Stock and Class B Common Stock differ at that time. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or "group" (as defined in Rule 13d-5 of the Exchange Act), which beneficially owns in the aggregate ten percent or more of our outstanding Common Stock (a "Related Person") without the affirmative vote of the holders, other than such Related Person, of not less than 75% of the voting power of outstanding Class A Common Stock and Class B Common Stock voting as a single class. For the sole purpose of determining the 75% vote, a Related Person will also include the seller or sellers from whom the Related Person acquired, during the preceding six months, at least five percent of the outstanding shares of Class A Common Stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements (and not through a brokers' transaction) but only if such seller or sellers have beneficial ownership of shares of Common Stock having a fair market value in excess of $10 million in the aggregate following such disposition to such Related Person. This 75% voting requirement is not applicable, however, if (i) the proposed transaction is approved by a vote of not less than a majority of our board of directors who are neither affiliated nor associated with the Related Person (or the seller of shares to the Related Person as described above) or (ii) in the case of a transaction pursuant to which the holders of Common Stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in such transaction is not less than the higher of (A) the highest price per share paid by the Related Person for any of its holdings of

Common Stock within the two-year period immediately prior to the announcement of the proposed transaction or (B) the highest closing sale price during the 30-day period immediately preceding such date or during the 30-day period immediately preceding the date on which the Related Person became a Related Person, whichever is higher.

       OTHER PROVISIONS. The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

       TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Class A Common Stock is Mellon Investor Services.

PREFERRED STOCK

       $6.50 CUMULATIVE REDEEMABLE PREFERRED STOCK. Holders of the $6.50 Cumulative Redeemable Preferred Stock are entitled to receive cumulative cash dividends at a rate of $6.50 per annum per share payable in quarterly installments. If such dividends are not paid in full, or declared in full and sums set apart for full payment thereof, then no dividends may be paid or declared upon the Common Stock or any other capital stock ranking junior to or on parity with such $6.50 Cumulative Redeemable Preferred Stock. If, at the time of an annual meeting of stockholders, the equivalent of six quarterly dividends are in arrears, then the number of directors on our board of directors will be increased by two and the holders of the outstanding $6.50 Cumulative Redeemable Preferred Stock voting separately as a class will be entitled at the meeting to vote for the election of two directors. The right to elect two directors and such directors' terms on the board of directors will continue until such arrearage in the payment of dividends ceases to exist. Shares of $6.50 Cumulative Redeemable Preferred Stock are subject to mandatory redemption on June 30, 2005 at a redemption price of $100 per share. Following such date and so long as such mandatory redemption obligations have not been discharged in full, no dividends may be paid or declared upon the Common Stock, or on any other capital stock ranking junior to or on a parity with such $6.50 Cumulative Redeemable Preferred Stock and no shares of Common Stock or such junior or parity stock may be redeemed or acquired by us for any consideration. We may redeem the $6.50 Cumulative Redeemable Preferred Stock owned by the EL 1994 Trust and a trust for the primary benefit of Leonard A. Lauder ("LAL 1995 Trust"), in whole or in part, after the death of Mrs. Lauder. If shares of $6.50 Cumulative Redeemable Preferred Stock are transferred by the EL 1994 Trust or the LAL 1995 Trust, we would be unable to redeem such transferred shares until June 30, 2005. If Mrs. Lauder dies before June 30, 2005, holders of the $6.50 Cumulative Redeemable Preferred Stock may put such shares to us at a price of $100 per share (which amount represents the liquidation preference per share).

       OTHER PREFERRED STOCK. Our board of directors is authorized, subject to any limitations prescribed by Delaware law or the rules of the NYSE or other organizations on whose systems our stock may be quoted or listed, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, or fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of such series, without any further vote or action by the stockholders. The approval of the holders of at least 75% of the outstanding shares of Class B Common Stock, however, is required for the issuance of shares of Preferred Stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of the Preferred Stock established by the board of directors, any or all series of Preferred Stock could have preference over the Common Stock with respect to dividends and other distributions and upon liquidation or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. In addition, the Preferred Stock could delay, defer or prevent a change of control. We have no present plans to issue any additional shares of Preferred Stock.

STOCKHOLDERS' AGREEMENT

       All Lauder Family Members (other than The Lauder Foundation, a tax exempt, private foundation, Aerin Lauder, Jane Lauder, The 4202 Corporation, The Estee Lauder 1994 Trust, the Estee Lauder 2001 Charitable Trust and the RSL 4201 Trust) who beneficially own shares of Common Stock have agreed pursuant to a stockholders' agreement with us (the "Stockholders' Agreement") to vote all shares beneficially owned by them for Leonard A. Lauder, Ronald S. Lauder and one person (if any) designated by each as directors of our company. As of February 28, 2003, these stockholders beneficially owned, in the aggregate, shares of Common Stock having approximately 86.7% of our voting power.

REGISTRATION RIGHTS AGREEMENT

       We and certain members of the Lauder family, certain trusts and other entities controlled by members of the Lauder family and Morgan Guaranty Trust Company of New York ("Morgan Guaranty") are parties to a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which each of Leonard A. Lauder, Ronald S. Lauder and Morgan Guaranty have three demand registration rights and The Estee Lauder 1994 Trust has six demand registration rights in respect of shares of Class A Common Stock (including Class A Common Stock issued upon conversion of Class B Common Stock) held by them. All the parties to the Registration Rights Agreement (other than us) also have an unlimited number of piggyback registration rights in respect of their shares. The rights of Morgan Guaranty and any pledgee of The Estee Lauder 1994 Trust under the Registration Rights Agreement will be exercisable only in the event of a default under certain loan arrangements.

                              PLAN OF DISTRIBUTION

       We may sell the debt securities being offered by this prospectus directly to a limited number of institutional purchasers or to a single purchaser or through agents, underwriters, dealers or remarketing firms.

       Offers to purchase debt securities may be solicited directly by us or by agents designated by us from time to time. Any agent who may be deemed to be an underwriter, as that term is defined in the Securities Act of 1993, as amended (the "Securities Act"), involved in the offer or sale of the debt securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth, in a prospectus supplement. The agent will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. Agents may be entitled under agreements which may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

       If any underwriters are utilized in any sale of the debt securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the debt securities. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

       If a dealer is utilized in any sale of the debt securities, we will sell the debt securities to the dealer, as principal. The dealer may then resell those debt securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

       Securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with their terms, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the prospectus supplement. Remarketing firms may be entitled under agreements which may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

       If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain purchasers to purchase debt securities from us, at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

                                  LEGAL MATTERS

       The validity of the debt securities offered by this prospectus has been passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters in connection with offerings made by this prospectus may be passed upon for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement.

                                     EXPERTS

       The consolidated financial statements and schedule as of and for the year ended June 30, 2002 that are contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2002 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the fiscal 2002 financial statements refers to a change in accounting for goodwill and other intangible assets, and the disclosures related thereto which were added to the notes to the financial statements for fiscal 2001 and 2000.

       On April 17, 2002, we filed a current report on Form 8-K indicating that we had terminated Arthur Andersen LLP as our independent auditor and engaged KPMG LLP as our independent auditor. After reasonable efforts, we have been unable to obtain Arthur Andersen's consent to the incorporation by reference of their audit report on the financial statements and schedule from our Annual Report on Form 10-K as of and for the years ended June 30, 2001 and 2000. Accordingly, Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under
Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP incorporated by reference in this prospectus or any omissions to state a material fact required to be stated therein.

                                  $200,000,000

                         THE ESTEE LAUDER COMPANIES INC.

                           5.75% SENIOR NOTES DUE 2033

                                   ----------







                                   ESTEE
                                   LAUDER
                                   COMPANIES









                                   ----------


                              PROSPECTUS SUPPLEMENT

                               SEPTEMBER 24, 2003

                                   ----------



CITIGROUP
            JPMORGAN

                      GOLDMAN, SACHS & CO.

                                            BNP PARIBAS

                                                          FLEET SECURITIES, INC.

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